Exhibit 99.2

      Electronic Control Security Inc. Reports Fiscal Q1 Financial Results

      November 16, 2004 Clifton, NJ Electronic Control Security Inc., ECSI, (OTC:EKCS) a leader in perimeter security solutions for governments and corporations worldwide today announced financial results for its fiscal first quarter 2005. For the three months ended September 30, 2004 the company reported a 51% increase in revenues to $955,465 as compared to revenues of $633,601 for the 2003 comparable period. Of the revenues reported in the 2004 period, approximately 98% was domestic and 2% was related to international projects. The increase in sales in the 2004 period is primarily attributable to the IBDSS contract award on Tinker AFB and nuclear facility security upgrades.

      Gross margins for the 2004 period were 37.86% of revenue as compared to 61.93% of revenue for the 2003 period. The decrease in the 2004 period is primarily due to an increase in the fulfillment of orders for lower gross margin products compared to the 2003 period which was for higher gross margin engineering and design services.

      SG&A expenses decreased about 25% in the 2004 period to $348,878 from $466,721 in the 2003 period. The decrease in 2004 is primarily the result of management's aggressive action to reduce fixed overhead and payroll costs commencing January 1, 2004.

      Net loss before deemed dividends for the 2004 and 2003 periods was $(192,878) and $(101,020), respectively.

      At September 30, 2004, the company reported working capital of $3.4 million compared to $3.09 million at June 30, 2004. The increase is primarily a result of converting our $500,000 line of credit into a five year term loan. Net cash used by operating activities for the 2004 period was $407,291 as compared to net cash used by operating activities of $224,006 for the 2003 period.

      Arthur Barchenko Chairman and CEO states, "We are very pleased with our performance over the fiscal q1 period. We announced a $4.3 million contract to secure Tinker Air Force base under our $500 million IBDSS program, and received orders to upgrade the security at several nuclear power stations. Our backlog is the greatest in company history. We look forward to reporting continued progress over the coming quarters."

                        Electronic Control Security Inc.
                           Consolidated Balance Sheets

                                                                                  September 30,       June 30,
                                                                                      2004             2004
                                                                                      ----             ----
ASSETS                                                                            (Unaudited)
Current assets
      Cash and cash equivalents                                                   $    49,851       $ 1,552,575
      Marketable securities, available for sale                                       646,027                --
      Certificates of deposit                                                         101,723           101,723
      Accounts receivable, net of allowance of $100,000                             1,353,362           729,070
      Loan receivable                                                                 141,800                --
      Inventories                                                                   1,621,840         1,635,305
      Other current assets                                                            377,528           318,795
                                                                                  -----------       -----------

          Total current assets                                                      4,292,131         4,337,468

Property, equipment and software development costs - net                              519,848           549,727
Intangible assets - net                                                                39,300            40,733
Goodwill                                                                               50,000            50,000
Deferred income taxes                                                                 441,800           441,800
Other assets                                                                           77,709            84,709
                                                                                  -----------       -----------

                                                                                  $ 5,420,788       $ 5,504,437
                                                                                  ===========       ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
      Accounts payable and accrued expenses                                       $   685,760       $   397,127
      Bank line of credit                                                                  --           500,000
      Short-term loan                                                                      --           250,000
      Current maturities of long-term debt                                            191,659            99,996
      Obligations under capital leases                                                  2,569             4,396
      Payroll taxes payable                                                             3,427             3,012
      Income taxes payable                                                                 --             2,500
                                                                                  -----------       -----------

          Total current liabilities                                                   883,415         1,247,545

Noncurrent liabilities
      Obligations under capital leases                                                     --                --
      Long-term debt                                                                  525,008           141,671
      Due to officers and shareholders                                                426,391           455,001
      Deferred income taxes                                                            48,000            48,000
                                                                                  -----------       -----------

          Total liabilities                                                         1,882,814         1,901,703

Shareholders' equity
      Series A Convertible Preferred stock, cumulative, $.01 par value;
        $2.00 liquidation preference; 5,000,000 shares authorized,
        587,500 and 587,500 shares issued and outstanding, respectively                 3,625             5,875
      Series B 10% Convertible Preferred stock, cumulative, $.001 par value;
        $1,000 per share liquidation preference; 2,000 shares authorized,
        2,000 and 2,000 shares issued and outstanding, respectively                         2                 2
      Common Stock, $.001 par value; 15,000,000 shares authorized;
        5,965,038 and 5,555,707 shares issued; 5,865,038 and 5,455,707
        shares outstanding, respectively                                                5,965             5,556
      Additional paid-in capital                                                    8,752,605         8,577,764
      Accumulated deficit                                                          (5,233,183)       (4,990,305)
      Accumulated other comprehensive income                                           18,960            13,842
      Treasury stock, at cost, 100,000 shares                                         (10,000)          (10,000)
                                                                                  -----------       -----------

          Total shareholders' equity                                                3,537,974         3,602,734
                                                                                  -----------       -----------

                                                                                  $ 5,420,788       $ 5,504,437
                                                                                  ===========       ===========

                        Electronic Control Security Inc.
                      Consolidated Statements of Operations

                                                              Three Months
                                                                  Ended
                                                              September 30,
                                                          2004             2003
                                                          ----             ----
                                                      (Unaudited)       (Unaudited)
Revenues                                              $   955,465       $   633,601
Cost of revenues                                          593,710           241,189
                                                      -----------       -----------

          Gross profit                                    361,755           392,412
                                                      -----------       -----------

 Research and development                                  72,948            64,324
 Selling, general  and administrative expenses            348,878           466,721
 Stock based compensation                                 120,000                --
                                                      -----------       -----------

          Loss from operations                           (180,071)         (138,633)

Other (income) expense
     Interest expense                                      26,587            19,138
     Interest income                                       (2,080)           (1,367)
     Minority interest in subsidiary loss                 (11,700)          (24,084)
                                                      -----------       -----------

Total other (income) expense                               12,807            (6,313)
                                                      -----------       -----------

Loss before tax benefit                                  (192,878)         (132,320)

Income tax benefit                                             --           (31,300)
                                                      -----------       -----------

Net loss before dividends                                (192,878)         (101,020)

Dividends related to convertible preferred stock           50,000                --
                                                      -----------       -----------

Net loss attributable to common shareholders          $  (242,878)      $  (101,020)
                                                      ===========       ===========

Net loss per share:
     Basic                                            $     (0.04)      $     (0.02)
                                                      ===========       ===========
     Diluted                                          $     (0.04)      $     (0.02)
                                                      ===========       ===========

Weighted average number of
        common shares and equivalents:
     Basic                                              5,681,993         4,415,677
                                                      ===========       ===========
     Diluted                                            5,681,993         4,415,677
                                                      ===========       ===========

About ECSI

ECSI is recognized as a global leader in perimeter security and an effective quality provider for both the Department of Defense and Homeland Security programs. The company designs, manufactures and markets physical electronic security systems for high profile, high-threat environments. The employment of risk assessment and analysis allows ECSI to determine and address the security needs of government and commercial-industrial installations. The company has teaming agreements with Amata, Elta Systems, Ltd., ManTech International Co., ADT Federal Systems, ARINC, SRH Marine, Horne Engineering Services, Inc. and other industry leaders. ECSI's corporate office is located at 790 Bloomfield Avenue, Bldg. C-1, Clifton, NJ 07012. Tel: 973-574-8555; Fax: 973-574-8562; or
visit http://www.anti-terrorism.com.

Certain statements included in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from such statements expressed or implied as the result of a variety of factors, of which a number could be potentially beyond the Company's control. The Company's actual results and events will be expressed from time to time in the Company's periodic filings with the Securities and Exchange Commission (the "SEC"). As a result, this press release should be read in conjunction with the Company's periodic filings with the SEC. The forward-reaching statements contained herein are made only as of the date of this press release and the Company assumes or undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Contact:

   Lipman Capital Group Inc.
   John Lipman
   (212) 737-9803
   jlipman@lipmangrp.com